CUSIP No. 53680840	13D	Page 1 of 9 Pages
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Lithium Technology Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

53680840
(CUSIP Number)

Cicco Holding AG
c/o Advokatur und Notariat,
Dr. iur. Toni Russi
Bahnhofstrasse 40,
7002 Chur, Switzerland
(41) (81) 258-3737

COPY TO:
B. Jeffery Bell, Esq.
Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

December 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53680840	13D	Page 2 of 9 Pages
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1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cicco Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER(1)(2)
2,376,170,858
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,376,170,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,376,170,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.6%
14	TYPE OF REPORTING PERSON*
CO

(1)	All calculations of shared voting power, shared dispositive power, aggregate amounts beneficially owned and percentage ownership set forth in this Amendment No. 1 assume the full funding of the Note Facility (as defined in the Schedule 13D) and conversion in full of the principal and accrued interest of the all Notes (as defined in the Schedule 13D) at the maturity thereof.

(2)	Because of the voting and right of first refusal provisions in the Shareholders Agreement (as defined in the Schedule 13D), calculations of shared voting power, shared dispositive power, aggregate amounts beneficially owned and percentage ownership include the shares of common stock beneficially owned by the Arch Hill Parties (as defined in the Schedule 13D).

CUSIP No. 53680840	13D	Page 3 of 9 Pages
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1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Power Duke Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
83,333,333
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
83,333,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%
14	TYPE OF REPORTING PERSON*
CO

CUSIP No. 53680840	13D	Page 4 of 9 Pages
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1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kamal Siddiqi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER(1)(2)
2,459,504,191
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,459,504,191

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,459,504,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.1%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 53680840	13D	Page 5 of 9 Pages
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1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lim Ho Kee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER(1)(2) 2,459,504,191
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
2,459,504,191

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,459,504,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.1%
14	TYPE OF REPORTING PERSON*
IN

Item 1.          Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on April 11, 2011 by the Reporting Persons (as defined in the Schedule 13D) with respect to the common stock, par value $.01 per share (the “Common Stock”), of Lithium Technology Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10379B Democracy Lane, Fairfax, Virginia 22030.

Item 4.          Purpose of Transaction.

Item 4(I) is hereby amended and restated as follows:

On or around December 5, 2011, one or more of the Reporting Persons waived the non-satisfaction of the Availability Conditions (as defined in the Securities Purchase Agreement) and advanced $66,950 to the Issuer under the Note Facility.

On or around March 9, 2012, one or more of the Reporting Persons waived the non-satisfaction of the Availability Conditions (as defined in the Securities Purchase Agreement) and advanced $66,005 to the Issuer under the Note Facility.

On or around December 5, 2012, Stichting converted certain debt of the Issuer into 531,753,263 shares of Common Stock.

On December 14, 2012, Arch Hill entered into a Share Exchange Agreement with VRDT Corporation, a Delaware corporation (“VRDT”), pursuant to which Arch Hill agreed to transfer to VRDT the Arch Hill Shares (as defined below) (such transfer, the “Proposed Transfer”). In exchange, VRDT agreed to transfer to Arch Hill 45,600,000 shares of VRDT. Arch Hill delivered putative notice to certain of the Reporting Persons of the Proposed Transfer on December 17, 2012.

On December 28, 2012, certain of the Reporting Persons notified the Arch Hill Parties of their election to exercise the right of first refusal under the Shareholders Agreement and to purchase from the Arch Hill Parties the Arch Hill Shares, subject to mutual determination of the price payable in connection therewith. Upon completion of the purchase of the Arch Hill Shares, the Reporting Persons would acquire control of the Issuer and would seek to explore all measures for maximizing shareholder value, including the actions listed in (a)-(j) of this Item 4(I).

In addition, because (i) the Arch Hill Parties have indicated to the Reporting Persons that they may attempt to repudiate their obligations under the Shareholders Agreement and (ii) the Reporting Persons believe that the Issuer is in breach of certain provisions of the other transaction documents described herein, the Reporting Persons reserve all of their rights to pursue claims against the Arch Hill Parties, VRDT, the Issuer and each of their respective officers and directors.

The foregoing response to this Item 4 is qualified in its entirety by reference to the Shareholders Agreement, the Stock Purchase Agreement, the Joint Venture Agreement and the Securities Purchase Agreement, together with the schedules, annexes and exhibits to each of the foregoing, which are Exhibits hereto and incorporated herein by reference.

Item 5.          Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated as follows:

The percentages of beneficial ownership set forth below are based on 3,362,953,627 shares of Common Stock (assuming immediate drawn-down of the Note Facility through exercise of the Note Funding Right and giving effect to the conversion or exercise of all convertible or exercisable securities held by the Reporting Persons and the Arch Hill Parties, if any).

Page 6 of 9 Pages

(a)	The information set forth in Rows 7-11 and 13 of the cover page for each Reporting Person is hereby incorporated by reference. As of the date hereof, the Reporting Persons and, to their knowledge, their officers and directors beneficially own an aggregate of 2,459,504,191 shares of Common Stock, or approximately 73.1% of the Common Stock outstanding on a fully diluted basis. This includes (i) 83,333,333 October Shares, (ii) 125,000,000 Closing Shares, (iii) 596,500,000 Holdback Shares, (iv) 15,004,807 shares issuable upon conversion of the principal and accrued interest of the Closing Note (as defined below) at the Maturity Date, (v) 187,324,301 shares issuable upon conversion of the principal and accrued interest of a Note with a face value equal to the Commitment Amount at the Maturity Date (assuming immediate drawn-down of the Note Facility through exercise of the Note Funding Right) and (vi) 1,452,341,750 Arch Hill Shares (as defined below). By virtue of their status as a “group” for purposes of Rule 13d-5, the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by each such other person. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Arch Hill Parties beneficially own 1,452,341,750 shares of Common Stock (the “Arch Hill Shares”), or approximately 43.1% of the Common Stock outstanding on a fully diluted basis.(3) Stichting is the beneficial owner of 972,625,161 shares of Common Stock.(3) Arch Hill is beneficial owner of 1,452,341,750 shares of Common Stock (including the shares of Common Stock beneficially owned by Stichting).(3) Arch Hill controls Stichting and has the power to vote and dispose of all shares held by Stichting.

The Reporting Persons, to their knowledge, their officers and directors, and the Arch Hill Parties beneficially own in the aggregate 2,459,504,191 shares of Common Stock, or approximately 73.1% of the Common Stock outstanding on a fully diluted basis. By virtue of their potential status as a “group” for purposes of Rule 13d-5, the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by each such other person. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)	The information set forth in Rows 7-11 and 13 of the cover page for each Reporting Person is hereby incorporated by reference. Arch Hill has sole voting and dispositive power with respect to 343,432,926 shares of Common Stock and shared voting and dispositive power with respect to 1,108,908,824 shares of Common Stock.(3) Stichting has shared voting and dispositive power with respect to 972,625,161 shares of Common Stock.(3) By virtue of their potential status as a “group” for purposes of Rule 13d-5, the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by each such other person. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as described elsewhere herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons or, to their knowledge, their officers and directors in the last sixty (60) days.

(3)	All information contained herein regarding the shareholdings of the Arch Hill Parties is based on the information disclosed in Amendment No. 18 to the Schedule 13D filed by Arch Hill and Amendment No. 8 to the Schedule 13D filed by Stichting, which were jointly filed with the Securities and Exchange Commission on December 31, 2012.

Page 7 of 9 Pages

Item 7.          Material to be filed as Exhibits.

Item 7 of the Schedule 13D, together with the exhibits and the documents incorporated therein by reference (including the Joint Filer Agreement and Power of Attorney, dated April 11, 2011 by and among Kamal Siddiqi, Lim Ho Kee, Power Duke and the Buyer), is hereby incorporated by reference.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 2013

/s/ William Tet Hin Chia
William Tet Hin Chia, as Attorney-in-Fact for Power Duke Investments Limited, Cicco Holding AG, Kamal Siddiqi and Lim Ho Kee.

Page 9 of 9 Pages